Jason L. Kent +1 858 550 6044 jkent@cooley.com	Via EDGAR and FedEx

July 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 21, 2019

File No. 333-232251

Ladies and Gentlemen:

On behalf of Mirum Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 21, 2019. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comment raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosures in the Amended Registration Statement. For the Staff’s reference, we have included two copies of the Amended Registration Statement marked to show all changes from the Registration Statement.

For the convenience of the Staff, the text of the comment in the Comment Letter is incorporated into this response letter in italicized type and followed by the Company’s response. In the response below, page number references are to the Amended Registration Statement.

Business

Our Clinical Trials of Maralixibat in PFIC

Phase 2 INDIGO Trial, page 97

1.

We refer to your revised disclosures on pages 98-100, which indicate that certain PFIC2 patients were unlikely to respond to treatment, and that PFIC2 patients that had a non-truncating mutation in the PFIC2 gene had the greatest reductions in sBA and pruritus. However, elsewhere in your prospectus you refer more generally to PFIC2 patients, such as your statements on page 97 that “profound and durable reductions in sBA” were seen in PFIC2 patients at 48 weeks, on page 3 that multi-parameter responses were observed in PFIC2 patients, and on page 1 that you are initially focused on the PFIC2 population, which is approximately 60% of the PFIC patient population. Please clarify your statements. If your focus will actually be on a further subset of the PFIC2 patient population (e.g., the non-truncating PFIC2 patient population), please revise your disclosures throughout to clarify this distinction.

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

U.S. Securities and Exchange Commission July 8, 2019 Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 3, 4, 12, 13, 14, 17, 88, 89, 91, 92, 95, 99 and 111 of the Amended Registration Statement.

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Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com

U.S. Securities and Exchange Commission July 8, 2019 Page Three

Please contact me at (858) 550-6044 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent
Cooley LLP

cc:	Christopher Peetz, Mirum Pharmaceuticals, Inc.
Michael Grey, Mirum Pharmaceuticals, Inc.
Ian Clements, Ph.D., Mirum Pharmaceuticals, Inc.
Kristin VanderPas, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP

Cooley LLP  4401 Eastgate Mall  San Diego, CA  92121

t: (858) 550-6000   f: (858) 550-6420   cooley.com